[UBS LOGO]
                                              UBS AG
                                              Postfach
                                              CH-8098 Zurich
                                              Tel. +41-44-234 11 11

                                              Clive Standish
                                              Group Chief Financial Officer
                                              Bahnhofstrasse 45,
                                              8001 Zurich
                                              Tel. +41-44 234-4046
                                              Fax  +41-44 234-2100
                                              clive.standish@ubs.com

                                              www.ubs.com
Ms Cecilia D. Blye
Chief Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-5546
United States of America


20 April 2006

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. Sec. 200.83


Dear Ms Blye

We are responding to your letter of 28 March to our Chief Financial Officer, Clive Standish regarding our letter to you of 16 November 2005 on our Form 20-F for the fiscal year ended 31 December 2004.

We are pleased to provide our answers to your further questions as set out below. Where we defined terms in our earlier letter, they have the same meanings in this letter.

QUESTION: "WE ARE AWARE OF PUBLISHED REPORTS THAT YOU HAVE STOPPED DOING BUSINESS WITH IRAN. WE ALSO ARE AWARE OF PUBLISHED REPORTS THAT YOU WILL SELL YOUR IRANIAN ACCOUNTS TO ANOTHER BANK IN WHICH YOU HOLD A CONTROLLING INTEREST. PLEASE ADVISE US OF THE ACCURACY OF THESE REPORTS."

In relation to the reports that UBS has "stopped doing business with Iran", these are generally accurate. As we described in our letter of 16 November, UBS AG took the decision, for itself and its consolidated subsidiaries (the "Group"), to reduce significantly its existing business relationships and business activities in both Cuba and Iran. This is confirmed, for example also in our recent testimony to the House International Relations Committee's Subcommittee on Oversight and Investigation (see http://wwwc.house.gov/international_relations/109/her032906.pdf ).

We deal with the question that we are "selling our Iranian accounts to another bank in which we hold a controlling interest" below.

QUESTION: "IF THE REPORT THAT YOU HAVE STOPPED DOING BUSINESS WITH IRAN IS CORRECT, PLEASE ADVISE US WHETHER THIS MEANS THAT (I) YOU HAVE TERMINATED AND/OR WILL NOT ENTER INTO FURTHER "BANK RELATIONSHIPS" AND "FINANCING OR CREDIT ARRANGEMENTS," AS DEFINED IN YOUR LETTER, WITH RESPECT TO IRANIAN PARTIES OR TRANSACTIONS, AND (II) YOU WILL NOT OTHERWISE ENGAGE IN OR FACILITATE TRANSACTIONS INVOLVING IRAN OR IRANIAN PARTIES.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

QUESTION: "WE ALSO ARE AWARE OF PUBLISHED REPORTS THAT YOU WILL SELL YOUR IRANIAN ACCOUNTS TO ANOTHER BANK IN WHICH YOU HOLD A CONTROLLING INTEREST. PLEASE ADVISE US OF THE ACCURACY OF THESE REPORTS."

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                                                   20 April 2006
CONFIDENTIAL TREATMENT REQUESTED BY UBS AG         Page 2 of 2


[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

QUESTION: "IF THE REPORT THAT YOU WILL SELL YOUR IRANIAN ACCOUNTS TO A BANK IN WHICH YOU HAVE A CONTROLLING INTEREST IS CORRECT, PLEASE ADDRESS FOR US THE POTENTIAL IMPACT UPON YOUR REPUTATION AND SHARE VALUE OF YOUR CONTINUING TO HAVE AN INDIRECT INTEREST IN THESE ACCOUNTS, IN LIGHT OF IRAN'S STATUS AS A COUNTRY IDENTIFIED BY THE U.S. AS A STATE SPONSOR OF TERRORISM AND SUBJECT TO U.S. ECONOMIC SANCTIONS. YOUR RESPONSE SHOULD ADDRESS THE U.S. INVESTOR SENTIMENT EVIDENCED BY THE ARIZONA AND LOUISIANA LEGISLATION CITED IN OUR PREVIOUS LETTER, AS WELL AS THE EXTENT OF YOUR U.S. CLIENT BASE AND U.S. SHAREHOLDER BASE.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

YOU STATE IN YOUR NOVEMBER 16 LETTER THAT YOU DO NOT BELIEVE YOUR CONTACTS WITH CUBA AND IRAN ARE MATERIAL WHEN CONSIDERED IN THE LIGHT OF QUALITATIVE FACTORS. PLEASE ADDRESS THAT ISSUE IN LIGHT OF THE U.S. INVESTOR SENTIMENT EVIDENCED BY THE ARIZONA AND LOUISIANA LEGISLATION CITED IN OUR PRIOR LETTER, AND YOUR U.S. CLIENT BASE AND U.S. SHAREHOLDER BASE

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

For these reasons, as well as those outlined in our earlier letter, we continue to believe that our contacts with Cuba and Iran are not material (and will, of course, continue to reduce in any event).

As requested in your letter of 28 March, we confirm our acknowledgement that:

o UBS AG is responsible for the adequacy and accuracy of the disclosures in its filings;

o Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings;

o UBS AG may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UBS AG requests that this letter be treated as confidential, and that we receive timely notification and afforded an opportunity to object if any request for it is received under the Freedom of Information Act or any other law, based on the competitive damage that would arise from its release.

We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you contact John Cusack of Group Compliance in the first instance (UBS AG, St. Annagasse 9, PO Box, CH-8098, Zurich, Switzerland).

Yours sincerely,

UBS AG

/s/ Clive Standish                                   /s/ Peter Kurer

Clive Standish                                       Peter Kurer
Group Chief Financial Officer                        Group General Counsel